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                               On letterhead of:

                    Texas Heritage Savings Association/Banc



                                                                October 29, 1996

Dear Shareholder:

     We are pleased to invite you to attend the Special Meeting of Shareholders (the "Special Meeting") of Texas Heritage Savings Association/Banc ("Texas Heritage") on December 2, 1996. The Special Meeting will be held at the offices of Texas Heritage, 9802 Lakeview Parkway, Rowlett, Texas 75088, commencing at 5:00 p.m. local time.

     At the Special Meeting, shareholders of Texas Heritage will be asked to approve the merger of Texas Heritage with First Federal Savings Bank of North Texas, a federal savings bank located in Longview, Texas and wholly owned subsidiary of Jefferson Savings Bancorp, Inc. ("Jefferson"), St. Louis, Missouri. The merger terms provide that upon consummation of the merger each outstanding share of common stock of Texas Heritage will be converted into a combination of cash and shares of common stock of Jefferson.

     Your Board of Directors submits this proposed merger to you after careful review and consideration. We believe that this proposed merger will provide significant value to all shareholders, enabling holders of Texas Heritage common stock to participate in the expanded opportunities for growth that association with a larger, more geographically-diversified financial organization makes possible and position Texas Heritage and its shareholders to take advantage of future opportunities as the banking industry continues to consolidate and restructure. Accordingly, the Board has approved the merger as being in the best interests of Texas Heritage and its shareholders and recommends that you vote in favor of the merger at the Special Meeting.

     You are urged to read carefully the accompanying Proxy
Statement/Prospectus, which contains detailed information concerning the matters to be acted upon at the Special Meeting.

     Your participation in the meeting, in person or by proxy, is important. Therefore, we ask that you please mark, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.

                                       Sincerely,

                                       /s/ Joe L. Williams

                                       Joe L. Williams